Making a *Difference*

Aetna Annual Report 2006



We want you to know®

Aetna®



Table of Contents

Financial Highlights

(Millions, except per common share data)

FOR THE YEAR	2006	2005[1]	% CHANGE
Revenue	$25,145.7	$22,491.9	11.8
Operating Expenses[2]	4,727.5	4,452.7	6.2
Operating Earnings[3]	1,635.9	1,349.8	21.2
Net Income[4]	1,701.7	1,573.3	8.2
Pretax Operating Margin[5]	10.9%	10.2%	6.9
AT YEAR END			
Assets	$47,626.4	$44,433.3	7.2
Shareholders' Equity	9,145.1	10,188.7	(10.2)
Market Capitalization	22,280.3	26,712.1	(16.6)
Common Shares Outstanding	516.0	566.5	(8.9)
PER COMMON SHARE			
Operating Earnings[3]	$2.87	$2.23	28.7
Net Income[4]	2.99	2.60	15.0

[1] Effective January 1, 2006, we adopted FAS 123R applying the modified retrospective approach. Accordingly, financial information for 2005 has been adjusted to reflect our stock-based compensation activity. Additionally, results per common share for 2005 have been adjusted to reflect the February 17, 2006 two-for-one stock split.

[2] Operating expenses excludes the write-off of a $72 million ($47 million after tax) insurance recoverable related to a prior-year class action settlement, a debt refinancing charge of $12 million ($8 million after tax) associated with our 2006 debt refinancing and an impairment of $8 million ($6 million after tax) of previously capitalized software due to acquisition of a more multifunctional system in our 2006 acquisition of Broadspire Disability.

[3] Operating earnings excludes from net income: net realized capital gains of $24 million ($32 million pretax) in 2006 and $21 million ($32 million pretax) in 2005, favorable prior-period reserve development of $12 million ($18 million pretax) in 2006 and $159 million ($250 million pretax) in 2005, a reduction of the reserve for anticipated future losses on discontinued products of $75 million ($115 million pretax) in 2006 and $43 million ($67 million pretax) in 2005. For 2006, operating earnings also exclude the items discussed in Note 2 above on an after-tax basis.

[4] For 2006, net income includes income from discontinued operations of $16 million related to the receipt of a final refund amount from the completion of certain Internal Revenue Service audits associated with businesses previously sold by our former parent company.

[5] Pretax operating margin (GAAP basis) was 10.3% in 2006 and 10.9% in 2005. Pretax operating margin excludes favorable prior-period reserve development, net realized capital gains, other items discussed in Notes 2 and 3 above, amortization of other acquired intangible assets and interest expense.

The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in Aetna Inc.'s 2006 Annual Report, Financial Report to Shareholders.

We are proud of what the company stands for — employee engagement, integrity, quality service and value, excellence and accountability.


People who use our services
Integrity
Honor commitments
Do the right thing for the right reason
Behave ethically
Employee Engagement
Lead people to success
Value diversity
Build confidence and pride in our company
Excellence and Accountability
Make a fair profit
Innovate
Anticipate the future — look, listen and learn
Quality Service and Value
Build trusting, value-added relationships with all constituents
Make Aetna the standard by which others are judged
Make it easy — eliminate hassles

The credo Aetna employees live by every day is "put the people who use our services at the center of everything we do." That is The Aetna Way.



Ronald A. Williams
Chairman, CEO and President

Aetna's drive for industry leadership began with a clear purpose: to have a positive impact on health care in America.

Our country's annual health care expenditures are greater than any other country, still there are wide variations in access and quality; certain populations receive better care than others; and all Americans do not have health care coverage. Aetna has set out to offer real solutions in the marketplace.

Why should someone choose Aetna over another health plan, and how are we using our position to make a positive difference in the nation's health care system? I hope this year's annual report will give you a sense of that. Throughout the report, you'll learn exactly what Aetna is doing to make a difference for the people who use our services, grow our business and add value for our shareholders.

We also bid farewell to a valued colleague and a good friend: Jack Rowe. Jack retired as Aetna Chairman in 2006. It is a great honor for me to succeed such an outstanding leader. Jack not only focused on making Aetna's business better, he focused on changing the course of an entire industry and building a better health care system. I am proud to enhance and move forward our shared vision.

Customer focus driving strong results

The credo Aetna employees live by every day is "put the people who use our services at the center of everything we do." That is The Aetna Way. We innovate for customers by creating new products, introducing new decision support tools and advancing important public policy issues.

That commitment has attracted new customers and strengthened relationships with existing customers, and resulted in strong, profitable growth over the past several years. 2006 was no exception.

Some of Aetna's 2006 financial highlights:

- Full-year operating earnings per share, excluding reserve development, totaled $2.87 per share, an increase of 29 percent over 2005.
- Total revenues expanded by 12 percent.
- Net income for 2006 was $2.99 per share, an increase of 15 percent, and included capital gains and other items.
- For 2006, we deployed a total of $2.5 billion of capital.

We grew in all of our product areas. For example, our medical membership grew by 678,000 to 15.4 million members as a result of broadening into new geographic areas and customer markets. Meanwhile, we maintained our pricing discipline, saw solid underwriting results and made significant progress on operating efficiencies.

In addition, we deployed capital to create value for customers and shareholders. The acquisition of Broadspire's disability services business boosted our ability to integrate medical and disability coverage for our customers, and contributed to new sales opportunities. In 2006, we also repurchased 60.3 million shares for a total of more than $2.3 billion.

Giving different customers unique reasons to choose Aetna

Customer market segmentation has been core to profitably growing our membership. We work hard to understand the broad customer groups we serve – from large national, midsize or small businesses, to retirees, to individuals – then consider distinct features that customers within each of those groups want and create targeted solutions.

For example, affordability and simplicity are important to small business owners. However, a small woman-owned or service company might have different needs we consider when offering benefits. The uninsured population also has distinct segments of individuals with very different needs. College students, for example, may need one kind of health care coverage, while part-time workers or someone in between jobs may need another.

The key to our growth has been to implement a strategy that results in giving different customers very unique reasons to choose Aetna, including providing value for their money.

Aetna saw the opportunity to improve outcomes by applying technology and analytical capabilities.

Engaging consumers with new decision support tools

We also have used information and technology to engage all of our members, in concert with their physicians, to help them achieve optimal health. While many industries use technology as a fundamental driver to improve quality and reduce costs, health care historically has lagged behind. Several years ago, Aetna saw the opportunity to improve outcomes by applying its technology and analytical capabilities, and we have continued to invest in this area.

For example, in 2006 we continued to expand our online transparency initiative. We believe people can be better consumers of health care if they know more about the quality and cost of the care. Aetna's Personal Health Record (PHR) is another new tool we are excited about. You can find a demo CD at the back of this report. We are taking all of the data we have about members – including lab results, diagnostic tests, prescriptions filled – and making it accessible in a member's personal and portable health record.

Aetna's PHR is powered by CareEngine®, the proprietary technology of our ActiveHealth Management subsidiary. CareEngine analyzes the claims data Aetna has for a member, scans for variations in standards of care, and shares that information with physicians and members.

Integrating capabilities to improve quality and cost

CareEngine technology also powers Aetna Health Connections℠, our next generation of medical management. In the industry, a silo approach to medical management is common. A member's diabetes condition, for example, is managed through one program and pharmacy needs through another.

Aetna Health Connections integrates our capabilities across all plans – medical, pharmacy, behavioral health, dental and disability – and some 30 conditions. Aetna members benefit from this holistic approach. For example, when Aetna's medical and pharmacy plans are integrated, we identify 25 percent more people with serious chronic conditions; and we find them more than one month earlier, which means members can benefit sooner from programs to help them achieve optimal health.

Improving the quality of care and the way it is delivered

Health care quality in America is a significant issue. Medical errors result in as many as 100,000 deaths each year. Only 49 percent of adults receive recommended preventive care and screening tests.

Aetna is employing new technologies, new approaches to medical management and a new way of working with physicians to make a difference in health care quality. We're developing solutions to help Americans, working with their physicians, achieve their optimal health.

We're developing solutions to help Americans, working with their physicians, achieve their optimal health.

Through Aetna Health Connections℠, our innovative approach to medical management, we are using information technology to communicate clinical issues and help motivate members to take an active role in their health. Our disease management focus has been expanded to more than 30 chronic conditions, in which our proprietary ActiveHealth CareEngine® enables us to continuously scan 100 percent of our disease management members' data to identify opportunities to work with their treating physicians on addressing clinical gaps and improve compliance with best-practice guidelines.

In the past year, Aetna also:

- Forged innovative relationships to tackle health care quality and cost issues in new ways. Aetna, for example, teamed up with Virginia Mason Medical Center and several Seattle-area employers in 2006 to develop a model of health care delivery that rewards health care professionals for quality, cost-efficient care, rather than just quantity of care. Aetna also is working with other medical groups on ways to adapt and implement this novel approach.
- Expanded the availability of our Aexcel® performance network to markets in 18 states and Washington, D.C.; addressing the needs of consumers who have little access to independent, objective information when they choose specialists. Aexcel-designated specialists meet certain thresholds for clinical performance and cost efficiency.
- Further developed our national pay-for-performance program; which incorporates recognized measures for clinical effectiveness and efficiency, and builds on existing market-based Aetna programs.
- Offered expanded opportunities to integrate medical, disability, dental and pharmacy data; helping to improve members' overall health, and reduce medical care costs and the costs related to chronic care conditions. For example, our integrated health and disability program potentially reduces short-term disability durations by as much as 10.7 percent. Our acquisition in 2006 of Broadspire's disability business broadened our integrated health and disability capabilities.

$2.9 million

For community initiatives in 2006 that target depression, childhood obesity, diabetes and oral health, and end-of-life care.

- Through the Aetna Foundation, a total of $2.9 million was awarded in 2006 for community initiatives that target depression, childhood obesity, diabetes and oral health, and end-of-life care.

We want you to know

Health Care Transparency


DR. PECK'S RATES
Flu shot $10.00
Chest X-Ray $48.29
New Patient Office Visit $115.07
Cholesterol Screen $12.03
Physical $112.47
Stress Test $134.16
Complete Blood Count
Tetanus Booster

Good service means knowing the real price in advance.

With Aetna, your employees can now know the actual rate for certain medical services before they receive them. Only Aetna gives our members easy online access to the actual rates we've negotiated with 70,000 doctors all over the nation* for the most frequently performed treatments and services. Knowing actual rates can help your employees manage their annual out-of-pocket expenses, and make better decisions about how to use their benefit plans. To find out more, call your broker, consultant or Aetna representative, or visit us online at aetna.com.

We want you to know®

Aetna®

Health
Dental
Pharmacy
Behavioral Health
Disability
Life

Creating a higher level of consumer engagement

The U.S. spends 75 percent of its health care dollars on conditions related to unhealthful lifestyles. Poor health literacy is costing Americans $32 billion-$58 billion each year. Yet, 93 percent would be comfortable taking on more responsibility for health decisions.

Aetna has embraced consumerism in health care, with the goal of creating a true marketplace for consumers as health care decision makers. We are helping Americans be more health care literate and engaged in health care decisions through access to a wealth of online tools and information on www.aetna.com that *BusinessWeek* described as the "richest set of offerings" among three major health plans.

Tools and information on www.aetna.com that *BusinessWeek* described as the "richest set of offerings."

BusinessWeek
February 20, 2006

Making health care history in 2006, Aetna announced Personal Health Record, an initiative that provides members with online access to personal information, including individual personalized messages and alerts, detailed health history, and integrated information and resources. With its interactive functions allowing consumers the opportunity to add personal information about their health history, Personal Health Record will help consumers be more informed and engaged. The initiative is powered by ActiveHealth's CareEngine®, which continuously scans our members' disease management health information to identify opportunities to improve care.

In the past year, Aetna also:

- Expanded our industry-leading price and quality transparency initiatives, giving consumers greater access, via our secure member website, to physician quality and price information; and making more informed health care decisions possible. In selected markets, our members have the ability to research physician-specific pricing, clinical quality and efficiency information before seeing their doctors – an industry first.
- Met health benefits literacy challenges by teaming up with the Financial Planning Association to produce a free guide that simply and clearly helps consumers learn how to navigate their health benefits. The 64-page guide, *Navigating Your Health Benefits For Dummies®*, has helped over 100,000 Americans learn more about current and future health needs.

$1 million

The amount consumer-directed health care plans saved per 1,000 members over a three-year period.

- Enhanced our suite of consumer-directed health care products. Our broadest study to date of 1.6 million members in employer groups that offer Aetna HealthFund® plans shows that they maintained or improved levels of chronic and preventive care; and increased use of generic medications, and consumer tools and information. Aetna consumer-directed health care plans, offered as a full replacement, also saved $1 million per 1,000 members over a three-year period.

Increasing the affordability and access of health care coverage

More than 46 million Americans are uninsured: 80 percent belong to working families, 52 percent are minorities and 10 percent are college students, 14.1 percent have annual incomes of $50,000 to $74,000, and another 8.5 percent have incomes of $74,000 or more.

The uninsured come from all walks of life. Consequently, Aetna is focusing on these discrete populations, understanding their needs and building capabilities to better serve them – through the development of more affordable products and by working to achieve broad policy solutions.

Our expanding Aetna HealthFund® family of consumer-directed health plans, our student plans made available through our Chickering subsidiary, and coverage for hourly and part-time workers available through our Strategic Resource Company subsidiary are all helping to make coverage easier to attain for populations struggling to find affordable health care coverage. An industry study found that as of March 2005, 37 percent of 556,000 individual purchasers of health plans with Health Savings Accounts were previously uninsured.

Helping to make coverage easier to attain for populations struggling to find affordable health care.

In the past year, Aetna also:

- Advocated for an individual coverage requirement, which became law in Massachusetts and now is featured in at least eight of the 25-plus states debating comprehensive reform. It is one of the most effective tools available for expanding access to health care and helping to provide assistance to those who cannot afford coverage. The first national insurer to call for an individual coverage requirement in 2005, Aetna actively supports legislation based on this common-sense solution.
- In September, expanded access to quality health coverage through participation in CHIP (Children's Health Insurance Program) and Medicaid in the Tarrant and Bexar service areas of Texas. The plans offer greater choice to the more than 330,000 Texas residents in these areas who are eligible for CHIP or Medicaid and could potentially cover tens of thousands of state residents who currently have no health insurance.
- Expanded access to health care by continuing to grow our networks of more than 774,000 health care professionals and 4,485 hospitals. In 2006, we saw a 9.1 percent growth in our PPO network. One example was the significant expansion of our network in Michigan and Colorado due to the acquisition of HMS Healthcare in 2005. In January 2007, the AFL-CIO Employer Purchasing Coalition selected Aetna's PPOM for its health network lease offering.

774,000*
Health care professionals in our network

4,485*
Hospitals in our network

*As of December 21, 2006

We want you to know | Aetna's Leadership



... and health care equality for all.

For the second consecutive year, Aetna has been honored by the National Committee for Quality Assurance, this time as the only national health insurer to receive their Recognizing Innovation in Multicultural Health Care Award. This distinction acknowledges our ongoing efforts to use the power of information to reduce racial, ethnic and linguistic disparities in health care. To find out how we can put our information to work for you, call your broker, consultant or Aetna representative, or visit us at aetna.com.

We want you to know®

Aetna®

Health
Dental
Pharmacy
Behavioral Health
Disability
Life

Influencing public policy

Sixty-three percent of Americans support modifying the current system rather than replacing it with a government-run system.

Aetna has worked diligently at the state and federal levels with legislators and regulators to educate and encourage reforms that will help make the health care system more uniformly effective. Aetna also funds many community-based health care programs that are reaching those who don't always benefit from health care services.

In 2006, Aetna became the first national insurer to commit to the federal Department of Health and Human Services' Four Cornerstones of Value-Driven Health Care: build a better health care system by supporting health information technology, provide quality information, provide pricing information, and promote quality and efficiency of care.

In the past year, Aetna also:

- Worked with the White House and Congress to help reform the health care system. Aetna Chairman, CEO and President Ronald A. Williams was part of an industry group that met with President Bush in February 2006 to discuss health care reforms, and an Aetna representative testified before a Congressional Subcommittee on Health in July 2006 about price and quality transparency in health care. Aetna also played a major role in helping members of Congress focus on and adopt a set of regulatory "fixes" for Health Savings Accounts (HSAs) such as an expansion of the amounts that can be put in HSAs.
- Played a key role in advocating for expanded access to generic drugs, a critical component to reducing health care costs overall and improving consumer access to life-altering therapies. Aetna continues to push for legislation to help speed generics to the marketplace. Aetna also is helping to lead the way toward establishment of a uniform national set of rules and guidelines for providing parity between mental health benefits and medical benefits.
- Worked on development of a set of standards for personal health records that would bring greater uniformity and efficiency to the health care system by enabling, for example, consumers to take their personal health records with them from employer to employer.
- Committed more than $5.7 million in 2006 to help address racial and ethnic disparities in health care in communities across much of the country, and we announced a $50 million commitment over the next four years to support the growth of minority- and women-owned businesses.

> Worked with the White House and Congress to help reform the health care system.

> **$50 million**
> Aetna's commitment over the next four years to support the growth of minority- and women-owned businesses.



Financial and Corporate Information

Consolidated Statements of Income

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	For the Years Ended December 31, 2006	2005[1]	2004[1]
Revenue:			
Health care premiums	$19,153.5	$16,924.7	$14,862.8
Other premiums	1,956.0	2,003.0	1,813.9
Fees and other revenue	2,839.3	2,428.9	2,094.1
Net investment income	1,164.7	1,103.0	1,062.5
Net realized capital gains	32.2	32.3	70.8
Total revenue	**25,145.7**	**22,491.9**	**19,904.1**
Benefits and expenses:			
Health care costs	15,301.0	13,107.9	11,637.7
Current and future benefits	2,319.0	2,364.5	2,191.5
Operating expenses:			
Selling expenses	952.7	843.5	700.0
General and administrative expenses	3,867.9	3,609.2	3,467.7
Total operating expenses	4,820.6	4,452.7	4,167.7
Interest expense	148.3	122.8	104.7
Amortization of other acquired intangible assets	85.6	57.4	42.5
Reduction of reserve for anticipated future losses on discontinued products	(115.4)	(66.7)	–
Total benefits and expenses	**22,559.1**	**20,038.6**	**18,144.1**
Income from continuing operations before income taxes	2,586.6	2,453.3	1,760.0
Income taxes	901.0	880.0	635.2
Income from continuing operations	1,685.6	1,573.3	1,124.8
Discontinued operations, net of tax	16.1	–	1,030.0
Net income	**$ 1,701.7**	**$ 1,573.3**	**$ 2,154.8**
Earnings per common share:			
Basic:			
Income from continuing operations	$ 3.09	$ 2.72	$ 1.86
Discontinued operations, net of tax	.03	–	1.70
Net income	**$ 3.12**	**$ 2.72**	**$ 3.56**
Diluted:			
Income from continuing operations	$ 2.96	$ 2.60	$ 1.79
Discontinued operations, net of tax	.03	–	1.64
Net income	**$ 2.99**	**$ 2.60**	**$ 3.43**

[1] Effective January 1, 2006, we adopted FAS 123R applying the modified retrospective approach. Accordingly, financial information for 2005 and 2004 have been adjusted to reflect our stock-based compensation activity. Additionally, results per common share for 2005 and 2004 have been adjusted to reflect the February 17, 2006 two-for-one stock split.

The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in Aetna Inc.'s 2006 Annual Report, Financial Report to Shareholders.

Consolidated Balance Sheets

(MILLIONS)	As of December 31, 2006	2005[1]
Assets		
Current assets:		
Cash and cash equivalents	$ 880.0	$ 1,192.6
Investment securities	13,437.2	13,366.2
Other investments	210.4	96.8
Premiums receivable, net	363.1	349.2
Other receivables, net	530.1	366.7
Accrued investment income	183.1	184.9
Collateral received under securities loan agreements	1,054.3	1,138.8
Loaned securities	1,018.1	1,115.7
Deferred income taxes	120.8	–
Other current assets	506.7	423.8
Total current assets	**18,303.8**	**18,234.7**
Long-term investments	1,840.6	1,869.3
Mortgage loans	1,380.8	1,460.8
Reinsurance recoverables	1,107.4	1,143.7
Goodwill	4,603.6	4,523.2
Other acquired intangible assets, net	691.6	724.9
Property and equipment, net	283.6	272.8
Deferred income taxes	342.4	68.7
Other long-term assets	868.7	1,602.8
Separate Accounts assets	18,203.9	14,532.4
Total assets	**$47,626.4**	**$44,433.3**
Liabilities and shareholders' equity		
Current liabilities:		
Health care costs payable	$ 1,927.5	$ 1,817.0
Future policy benefits	786.0	806.1
Unpaid claims	598.3	582.5
Unearned premiums	185.6	156.9
Policyholders' funds	567.6	757.7
Collateral payable under securities loan agreements	1,054.3	1,138.8
Short-term debt	45.0	–
Current portion of long-term debt	–	450.0
Income taxes payable	42.6	36.7
Deferred income taxes	–	10.4
Accrued expenses and other current liabilities	1,896.1	1,860.7
Total current liabilities	**7,103.0**	**7,616.8**
Future policy benefits	7,463.7	7,642.1
Unpaid claims	1,174.6	1,144.9
Policyholders' funds	1,296.4	1,304.2
Long-term debt, less current portion	2,442.3	1,155.7
Other long-term liabilities	797.4	848.5
Separate Accounts liabilities	18,203.9	14,532.4
Total liabilities	**38,481.3**	**34,244.6**
Shareholders' equity:		
Common stock and additional paid-in capital ($.01 par value, 2.8 billion shares authorized, 516.0 million shares issued and outstanding in 2006; 1.4 billion shares authorized, 566.5 million shares issued and outstanding in 2005)	366.2	2,414.7
Retained earnings	9,404.6	7,723.7
Accumulated other comprehensive (loss) income	(625.7)	50.3
Total shareholders' equity	**9,145.1**	**10,188.7**
Total liabilities and shareholders' equity	**$47,626.4**	**$44,433.3**

[1] Effective January 1, 2006, we adopted FAS 123R applying the modified retrospective approach. Accordingly, financial information for 2005 has been adjusted to reflect our stock-based compensation activity.

The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in Aetna Inc.'s 2006 Annual Report, Financial Report to Shareholders.

Consolidated Statements of Cash Flows

(MILLIONS)	2006	For the Years Ended December 31, 2005[1]	2004[1]
Cash flows from operating activities:			
Net income	$ 1,701.7	$ 1,573.3	$ 2,154.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Discontinued operations	(16.1)	-	(1,030.0)
Physician class action settlement insurance-related charge	72.4	-	-
Depreciation and amortization	270.4	204.4	182.2
Amortization of net investment premium	18.7	22.6	45.5
Equity in earnings of affiliates, net	(102.2)	(44.2)	(23.2)
Stock-based compensation expense	73.7	94.1	138.9
Net realized capital gains	(32.2)	(32.3)	(70.8)
Changes in assets and liabilities:			
Accrued investment income	1.8	13.7	22.9
Premiums due and other receivables	(61.2)	(95.6)	34.0
Income taxes	29.9	390.5	149.4
Other assets and other liabilities	(205.7)	(251.6)	(621.7)
Health care and insurance liabilities	(106.1)	(223.7)	(366.3)
Other, net	(6.5)	.3	2.0
Net cash provided by operating activities of continuing operations	1,638.6	1,651.5	617.7
Discontinued operations	49.7	68.8	666.2
Net cash provided by operating activities	**1,688.3**	**1,720.3**	**1,283.9**
Cash flows from investing activities:			
Proceeds from sales and investment maturities of:			
Debt securities available for sale	10,380.1	10,604.7	9,471.7
Other investments	1,457.5	1,302.9	2,495.9
Cost of investments in:			
Debt securities available for sale	(10,678.6)	(10,108.5)	(9,469.3)
Other investments	(1,260.9)	(1,130.0)	(2,231.1)
Increase in property, equipment and software	(290.5)	(271.6)	(190.3)
Cash used for acquisitions, net of cash acquired	(160.9)	(1,107.6)	(9.5)
Net cash (used for) provided by investing activities	**(553.3)**	**(710.1)**	**67.4**
Cash flows from financing activities:			
Net issuance of short-term debt	45.0	-	-
Proceeds from issuance of long-term debt, net of issuance costs	1,978.9	-	-
Repayment of long-term debt	(1,150.0)	-	-
Deposits and interest credited for investment contracts	28.2	41.6	54.5
Withdrawals of investment contracts	(211.8)	(54.5)	(423.2)
Common shares issued under benefit plans	115.8	271.3	316.0
Stock-based compensation tax benefits	89.6	173.1	152.9
Common shares repurchased	(2,322.5)	(1,650.0)	(1,493.0)
Dividends paid to shareholders	(20.8)	(11.4)	(5.9)
Other, net	-	16.3	10.0
Net cash used for financing activities	**(1,447.6)**	**(1,213.6)**	**(1,388.7)**
Net decrease in cash and cash equivalents	(312.6)	(203.4)	(37.4)
Cash and cash equivalents, beginning of period	1,192.6	1,396.0	1,433.4
Cash and cash equivalents, end of period	**$ 880.0**	**$ 1,192.6**	**$ 1,396.0**

[1] Effective January 1, 2006, we adopted FAS 123R applying the modified retrospective approach. Accordingly, financial information for 2005 and 2004 have been adjusted to reflect our stock-based compensation activity.

The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in Aetna Inc.'s 2006 Annual Report, Financial Report to Shareholders.

Board of Directors and Executive Committee

Board of Directors

Frank M. Clark
Chairman and
Chief Executive Officer
Commonwealth Edison Company

Betsy Z. Cohen
Chairman
RAIT Financial Trust

Chief Executive Officer
The Bancorp, Inc.

Molly J. Coye, M.D.
Chief Executive Officer
Health Technology Center

Barbara Hackman Franklin
President and
Chief Executive Officer
Barbara Franklin Enterprises

Former U.S. Secretary of Commerce

Jeffrey E. Garten
Juan Trippe Professor in the
Practice of International Trade,
Finance and Business
Yale University

Chairman
Garten Rothkopf

Earl G. Graves
Chairman
Earl G. Graves, Ltd.

Publisher
Black Enterprise magazine



Gerald Greenwald
Founding Principal
Greenbriar Equity Group
Retired Chairman and
Chief Executive Officer
UAL Corporation

Ellen M. Hancock
President and
Chief Operating Officer
Jazz Technologies, Inc.

Michael H. Jordan*
Chairman and
Chief Executive Officer
Electronic Data Systems
Corporation

Edward J. Ludwig
Chairman of the Board, President
and Chief Executive Officer
Becton, Dickinson and Company

Joseph P. Newhouse
John D. MacArthur Professor of
Health Policy and Management
Harvard University

Ronald A. Williams
Chairman, Chief Executive
Officer and President
Aetna Inc.

Executive Committee

Ronald A. Williams
Chairman, Chief Executive
Officer and President

Alan M. Bennett**
Senior Vice President and
Chief Financial Officer

Mark T. Bertolini
Executive Vice President
Regional Businesses

Troyen A. Brennan, M.D., M.P.H.
Senior Vice President and
Chief Medical Officer

Craig R. Callen
Senior Vice President
Strategic Planning and
Business Development

William J. Casazza
Senior Vice President and
General Counsel

James K. Foreman
Executive Vice President
National Businesses

Timothy A. Holt
Senior Vice President,
Chief Investment Officer and
Chief Enterprise Risk Officer

Margaret M. McCarthy
Senior Vice President and
Chief Information Officer

Robert M. Mead
Senior Vice President
Strategic Marketing
and Communications

Elease E. Wright
Senior Vice President
Human Resources

Joseph M. Zubretsky**
Executive Vice President
Finance

Corporate Secretary

Christopher M. Todoroff
Vice President,
Corporate Secretary and
Senior Corporate Counsel

*Mr. Jordan will not stand for re-election at the 2007 annual meeting of shareholders and will retire from the Board at that time.
**Mr. Bennett is scheduled to retire from Aetna on April 27, 2007, at which time Mr. Zubretsky will assume the role of Chief Financial Officer.

Opposite page, Board of Directors (left to right): Molly J. Coye, M.D.; Gerald Greenwald; Betsy Z. Cohen; Edward J. Ludwig; Jeffrey E. Garten; Earl G. Graves; Ronald A. Williams; Michael H. Jordan; Barbara Hackman Franklin; Frank M. Clark; Ellen M. Hancock; Joseph P. Newhouse.

Shareholder Information

Annual Meeting

The annual meeting of shareholders of Aetna Inc. ("Aetna" or the "Company") will be held on Friday, April 27, 2007, at The Gaylord Texan Resort and Convention Center in Grapevine, Texas.

Corporate Headquarters

151 Farmington Avenue
Hartford, CT 06156
Phone: 860-273-0123

Stock Exchange Listing

Aetna's common shares are listed on the New York Stock Exchange ("NYSE"). The NYSE symbol for the common shares is AET. As of January 31, 2007, there were 11,162 record holders of Aetna's common shares.

Website Access to Aetna's Periodic and Current Reports and Corporate Governance Materials

Aetna makes available free of charge through its website at **www.aetna.com** its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after Aetna electronically files or furnishes such materials with the U.S. Securities and Exchange Commission (the "SEC"). Aetna also makes available free of charge through its website the Company's Annual Report, Financial Report to Shareholders and Proxy Statement. **Shareholders may request printed copies of these reports free of charge by calling 1-800-237-4273.**

Aetna's Annual Report on Form 10-K provides additional details about the Company's business, as well as other financial information not included in this Annual Report. **To receive a copy of the Annual Report on Form 10-K without charge, please follow the above instructions.**

Also available on Aetna's website at **www.aetna.com/governance** are the following Aetna corporate governance materials: Articles of Incorporation and By-Laws; Code of Conduct for Directors, officers and employees (and information regarding any amendments or waivers relating to Aetna's Directors, executive officers and principal financial and accounting officers or persons performing similar functions); Independence Standards for Directors; Corporate Governance Guidelines; Board of Directors; and Charters for the key standing Committees of the Board of Directors (Audit Committee, Committee on Compensation and Organization, Executive Committee, Investment and Finance Committee, Medical Affairs Committee, and Nominating and Corporate Governance Committee). **These materials also are available in print to shareholders free of charge by calling 1-800-237-4273.**

Section 16 reports are filed with the SEC by Aetna's Directors and those officers subject to Section 16 to reflect a change in their beneficial ownership of Aetna's securities and are available through Aetna's website at **www.aetna.com.**

The Audit Committee of the Board of Directors can be confidentially contacted by those wishing to raise concerns or complaints about the Company's accounting, internal accounting controls or auditing matters by calling AlertLine®, an independent toll-free service, at 1-888-891-8910 (available seven days a week, 24 hours a day), or by writing to:

Corporate Compliance
P.O. Box 370205
West Hartford, CT 06137-0205

Anyone wishing to make their concerns known to Aetna's nonmanagement Directors or to send a communication to the entire Board of Directors may contact Michael H. Jordan, who will serve as Aetna's Presiding Director until April 27, 2007; or Gerald Greenwald, who will serve as Aetna's Presiding Director after that date; by writing to the Presiding Director at P.O. Box 370205, West Hartford, CT 06137-0205. All communications will be kept confidential and forwarded directly to the Presiding Director or

Board, as applicable. Aetna's Presiding Director, among other things, presides over both the nonmanagement Directors' and the independent Directors' sessions. To contact Ronald A. Williams, Chairman, Chief Executive Officer and President, you may write to Mr. Williams at Aetna Inc., 151 Farmington Avenue, Hartford, CT 06156.

Aetna mails quarterly financial results only to those shareholders who request copies. Shareholders may call 1-800-237-4273 to listen to the Company's quarterly earnings release and dividend information, and to request faxed or mailed copies of the quarterly results.

Certifications

Ronald A. Williams, Chairman, Chief Executive Officer and President, and Alan M. Bennett, Chief Financial Officer, have provided unqualified Certifications of the Company's public disclosure contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (the "2006 Form 10-K"), filed with the SEC. These Certifications, which are required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and related regulations, are filed as exhibits to the 2006 Form 10-K.

In addition, NYSE regulations require that the Chief Executive Officer provide the NYSE each year with a certification of compliance with the NYSE's corporate governance listing standards following the annual shareholders meeting. As required by these regulations, in May 2006, Mr. Williams provided the NYSE with an unqualified certification regarding compliance with these standards.

Investor Relations

Securities analysts and institutional investors should contact:

David W. Entrekin
Vice President
Phone: 860-273-7830
Fax: 860-273-3971
E-mail address:
EntrekinD@aetna.com

Shareholder Services

Computershare Trust Company, N.A. ("Computershare"), Aetna's transfer agent and registrar, maintains a telephone response center and a website to service registered shareholder accounts. Registered shareholders may contact Computershare to inquire about replacement dividend checks, address changes, stock transfers and other account matters.

DirectSERVICE Investment Program
Current shareholders and new investors can purchase Aetna common shares and reinvest cash dividends through this program sponsored by Computershare.

Contacting Computershare by mail:
Computershare
P.O. Box 43069
Providence, RI 02940-3069

Contacting Computershare by telephone:
1-800-446-2617 – For general inquiries and dividend reinvestment
1-800-870-2340 – To enroll in direct deposit of dividends

Contacting Computershare by Internet (instructions below):
www.computershare.com/investor
Current registered shareholder access: Click "account access" to log into your account. New users can click "Register Now" on the right side of the login page to set up their access and passwords for the first time.

New investors in the DirectSERVICE Investment Program:
Click "buy stock direct" and search by ticker symbol "AET" to view or print the plan materials and/or to open a new shareholder account completely online.

Other shareholder inquiries
Office of the Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RE4K
Hartford, CT 06156-3215
Phone: 860-273-4970
Fax: 860-293-1361
E-mail address:
ShareholderRelations@aetna.com

Aetna Equity-Based Grant Participants and Aetna Employee Stock Purchase Plan Participants

Employees with outstanding equity-based grants (stock options, stock appreciation rights, restricted stock units) should address all questions to UBS Financial Services, Inc. ("UBS") regarding their accounts, outstanding grants or shares received through exercises, restricted stock unit vesting or purchases through the Employee Stock Purchase Plan.

UBS Financial Services, Inc.
Corporate Employee Financial Services
300 Lighting Way, 6th Floor
Secaucus, NJ 07094-3672
Phone: 1-888-793-7631
(TTY for the hearing impaired: 1-877-352-3595)

Online Access
www.ubs.com/onesource/aet

Making a difference through our plans and products ...

As one of the nation's health benefits leaders, Aetna offers a wide array of benefits solutions to employers and consumers. We work closely with our customers and understand their particular benefits issues, whether they are individuals, small or large businesses, government agencies, unions or other groups. We offer our constituents variety, flexibility and value in health care, dental, pharmacy, group life, disability, behavioral health and integrated products.

We work closely with our customers and understand their particular benefits issues.

Aetna also makes available an expansive and diverse selection of health programs, services and tools that help our members improve their wellness and better manage their chronic medical conditions. Together, our products and services and tools are helping people achieve health and financial security, while putting information and helpful resources to work to help members make better-informed decisions about their health care.

It's an approach that has resonated with Aetna's constituents, as demonstrated by the significant growth of our leading products.

Pharmacy
Our pharmacy benefits plans helped 10.215 million members, as of year-end 2006, better address the rapidly rising cost of prescription drugs — a 21 percent increase from year-end 2004.

Consumer-Directed Health Care
Membership in our industry-leading consumer-directed health benefit plans and Aexcel® performance network grew 285 percent from 2004 to 2006, reaching 1.164 million members at year-end 2006.

Individual
Our health coverage for individuals has grown 389 percent since 2004 and now covers 190,284 people, as of year-end 2006.

RAPID GROWTH IN SELECTED PRODUCTS: 2004 TO 2006 MEMBERSHIP

Pharmacy	21%
Consumer-Directed Health Care plus Aexcel	285%
Individual	389%

Interested in learning more about Aetna's plans and products?

On Aetna.com, you will find information specifically for individuals, employers, brokers and health care professionals.

Plans and products:
www.aetna.com/plansandproducts/index.html

Products for individuals and families:
www.aetna.com/members/individuals.html

You may also call:

- 1-800-MY-Health (694-3258) to request information for individual or small business insurance; and
- 1-800-529-5586 for information on our Medicare products.

... and our commitment to social responsibility

At Aetna, we recognize that making a difference in health care means not only meeting business expectations, but also exercising ethical business principles and social responsibility in everything we do. The company has a long and proud history of social responsibility. It remains a part of our fabric and something of which our 30,000 employees are justifiably proud.

We believe part of this responsibility is to help improve the health care system in America. We also believe this responsibility includes implementing and enforcing sound corporate governance practices, and building a culture that values and promotes diversity.

In communities across the country, the most visible sign of our commitment to social responsibility may be our unflagging commitment to philanthropy and community involvement. It is an important part of what defines us as a company. Aetna and the Aetna Foundation are leading the way philanthropically in addressing significant health issues, including colorectal cancer, women's heart health, racial and ethnic disparities, end of life and depression.

Philanthropic giving

Since 1980, Aetna's philanthropic giving has exceeded $310 million, demonstrating long-standing and significant support of community service programs and initiatives. Our giving centers on health initiatives, matching contributions to employee giving, civic and community sponsorships, education, arts and culture, and diversity.

$310 million

Aetna has exceeded this amount in philanthropic giving since 1980.

Since 2003, Aetna employees have reported over 1 million volunteer hours.

Employee engagement

Every day, Aetna employees across the country demonstrate their compassion and commitment to caring, participating in blood drives, supporting our annual Employee Giving Campaign and devoting hundreds of hours of personal time to volunteerism. Since 2003, Aetna employees have reported over 1 million volunteer hours, with 270,000 hours reported in 2006 alone. Aetna was awarded one of six 2005 Awards for Excellence in the Workplace Volunteer Programs from the Points of Light Foundation and Volunteer Center National Network.

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We want you to know®

Aetna®

www.aetna.com